                                                                  Rule 424(b)(5)
                                                      Registration No. 333-25691

                 SUBJECT TO COMPLETION, DATED NOVEMBER 5, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 26, 1997)

                                900,000 SHARES

             [LOGO OF CONNECTICUT ENERGY CORPORATION APPEARS HERE]

                        CONNECTICUT ENERGY CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                               ----------------

  On November 3, 1997, the last reported sale price of the Common Stock of Connecticut Energy Corporation (the "Company") on the New York Stock Exchange was $24 3/8 per share. The outstanding shares of Common Stock are, and the Common Stock issued hereto will be, listed for trading on the New York Stock Exchange under the symbol "CNE."

                               ----------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.


 THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES
  AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT
     OR THE PROSPECTUS  TO WHICH IT RELATES.  ANY REPRESENTATION TO THE
      CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT(1)   COMPANY(2)
--------------------------------------------------------------------------------
Per Share.....................................   $          $           $
--------------------------------------------------------------------------------
Total(3)......................................  $          $            $

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities
    Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $211,078.
(3) The Company has granted the several Underwriters an option, exercisable for a period of 30 days after the date of this Prospectus Supplement, to purchase up to 135,000 additional shares of Common Stock (the "Additional Shares") from the Company at the Price to Public, less the Underwriting Discount, solely to cover overallotments, if any. If all of such
    Additional Shares are purchased, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                               ----------------

  The shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel, or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about November , 1997.

                               ----------------

MERRILL LYNCH & CO.                                  MORGAN STANLEY DEAN WITTER

                               ----------------

          The date of this Prospectus Supplement is November  , 1997.

                        CONNECTICUT ENERGY CORPORATION

                          [_] UTILITY FRANCHISE AREA

                            [TWO MAPS APPEAR HERE]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              SUMMARY INFORMATION

  The following material, which is presented herein solely to furnish limited introductory information regarding the Company, has been selected from or is based upon the detailed information and financial statements included and incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, is qualified in its entirety by reference thereto, and, therefore, should be read together therewith.

                                       THE OFFERING

 Company..........................  Connecticut Energy Corporation

 Securities offered...............  900,000 shares of Common Stock (excluding up to 135,000 Additional Shares)

 Use of proceeds..................  To reduce the short-term debt incurred from time to time by the Company's principal
                                    subsidiary, The Southern Connecticut Gas
                                    Company ("Southern"), in connection with
                                    its capital expenditure program and for
                                    other corporate purposes, including
                                    investments in the Company's unregulated
                                    subsidiaries. See "Use of Proceeds" on page
                                    S-7 of this Prospectus Supplement

 Shares of Common Stock
  outstanding after offering......  Approximately 10,074,669 (excluding up to
                                    135,000 Additional Shares)

 Price range on the New York Stock
  Exchange from October 1, 1996
  through November 3, 1997........  High: $25; Low: $19 7/8

 Last reported sale price on the
  New York Stock Exchange on
  November 3, 1997................  $24 3/8

 New York Stock Exchange symbol...  CNE

 Current Annual Dividend Rate.....  $1.32 per share

                                       THE COMPANY

 Business.........................  A public utility holding company whose principal subsidiary, Southern, is engaged
                                    in the retail distribution of natural gas
                                    to customers in southern Connecticut

 Estimated population of service
  area............................  Approximately 771,000

 Average number of customers for
  fiscal year ended September 30,
  1997............................  156,660

 Compound average annual growth in
  number of customers, 1992-97....  0.6%

 Composition of margin(1) for the
  fiscal year ended September 30,
  1997............................  Residential customers, 67.7%; commercial customers, 17.8%; industrial customers,
                                    3.6%; firm transportation customers, 5.3%;
                                    interruptible, transportation and special
                                    contract customers, 5.6%

--------
(1) Margin in this summary is calculated as revenue minus purchased gas costs and gross earnings tax.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                            FISCAL YEAR           FISCAL YEAR ENDED SEPTEMBER 30,
                               ENDED        ----------------------------------------------
                         SEPTEMBER 30, 1997    1996        1995        1994        1993
                         ------------------ ----------  ----------  ----------  ----------
                            (UNAUDITED)
INCOME STATEMENT DATA:
  Operating Revenue.....     $  252,008     $  261,093  $  232,093  $  240,873  $  212,762
  Operating Income......     $   28,889     $   28,664  $   26,886  $   25,012  $   23,125
  Net Income............     $   16,441     $   15,165  $   14,060  $   12,843  $   11,053
  Net Income Per Share..     $     1.81     $     1.70  $     1.60  $     1.58  $     1.50
  Dividends Per Share...     $     1.32     $     1.31  $     1.30  $     1.29  $     1.28
  Dividend Payout
   Ratio................           72.9%          77.1%       81.3%       81.6%       85.3%
  Weighted Average
   Number of Shares
   Outstanding..........      9,095,521      8,924,299   8,773,878   8,134,021   7,377,419
  Capital Expenditures..     $   28,443     $   25,180  $   27,609  $   26,618  $   26,070
  Book Value per Common
   Share................     $    15.76     $    15.31  $    14.84  $    14.45  $    13.33

                                           SEPTEMBER 30, 1997   AS ADJUSTED(1)
                                           ------------------- -----------------
                                            AMOUNT  PERCENTAGE AMOUNT PERCENTAGE
                                           -------- ---------- ------ ----------
                                               (UNAUDITED)
BALANCE SHEET DATA:
  Long-term Debt.......................... $134,073    48.13%   $             %
  Common Shareholders' Equity............. $144,514    51.87%   $             %
                                           --------   ------    ----    ------
    Total Capitalization.................. $278,587   100.00%   $             %
    Total Short-term Debt................. $ 36,054             $
  Net Utility Plant and Other Property.... $272,465             $
    Total Assets.......................... $424,281             $

--------
(1) Adjusted to reflect the sale of the Common Stock offered hereby and the
    application of the net proceeds thereof (estimated to be $   ).

                             FISCAL YEAR      FISCAL YEAR ENDED SEPTEMBER 30,
                                ENDED        ----------------------------------
                          SEPTEMBER 30, 1997   1996     1995     1994    1993
                          ------------------ -------- -------- -------- -------
                             (UNAUDITED)
OPERATING DATA:
MARGIN BY CUSTOMER
 CLASS(1)
Residential..............      $ 72,958      $ 73,734 $ 72,480 $ 71,643 $63,391
Commercial firm..........        19,150        20,522   20,005   19,315  17,265
Industrial firm..........         3,833         5,293    6,507    6,688   6,111
Firm transportation......         5,731           683      --       --      --
                               --------      -------- -------- -------- -------
Total firm margin........      $101,672      $100,232 $ 98,992 $ 97,646 $86,767
Interruptible,
 transportation
 and special contract....      $  6,059      $  6,188 $  5,755 $  4,258 $ 2,427
                               --------      -------- -------- -------- -------
Total margins............      $107,731      $106,420 $104,747 $101,904 $89,194

--------
(1) Margin in this table is calculated as revenue minus purchased gas costs and gross earnings tax.

                                  THE COMPANY

CONNECTICUT ENERGY CORPORATION

  Connecticut Energy Corporation (the "Company") is a public utility holding company that was incorporated in Connecticut in 1979. The Company is subject to the provisions of the Public Utility Holding Company Act of 1935 but claims an exemption from all provisions thereof except Section 9(a)(2). The Company's corporate structure, including subsidiaries and joint ventures, is set forth in the diagram below:


                           [FLOW CHART APPEARS HERE]

                               ----------------
                                  Connecticut
                                    Energy
                                  Corporation
                               ----------------

---------------   --------------------  ---------------     ----------------
 The Southern          CNE Energy       CNE Development     CNE Venture-Tech
Connecticut Gas   Services Group, Inc.    Corporation             Inc.
    Company
---------------   --------------------  ---------------     ----------------


                    ----------------    ------------------  -------------------
                        Conectiv/       East Coast Natural        Nth Power
                       CNE Energy        Gas Cooperative,   Technologies Fund I
                    Services, L.L.C.          L.L.C.
                    ----------------    ------------------  -------------------

  ____________ Indicates ownership of 100% of the stock of an entity. ------------ Indicates ownership of an interest in any entity



SOUTHERN

  The Company's principal wholly-owned subsidiary, The Southern Connecticut Gas Company ("Southern"), is a Connecticut public service company primarily engaged in the retail distribution of natural gas for residential, commercial and industrial uses. Southern serves approximately 157,000 customers in Connecticut, primarily in 22 towns, including Bridgeport and New Haven, in an area along the Southern Connecticut coast from Westport to Old Saybrook. Southern is also authorized to lay mains and sell gas in an additional ten towns in its service area but does not currently provide any service to these towns. For the fiscal year ended September 30, 1997, Southern contributed 98.4% of the Company's net income.

RECENT DEVELOPMENTS

  In order to position the Company to take advantage of opportunities presented by changes in the utility industry, the Company has established three unregulated subsidiaries--CNE Energy Services Group, Inc. ("CNE Energy"), CNE Development Corporation ("CNE Development"), and CNE Venture-Tech, Inc. ("CNE Venture")--each of which has entered into alliances or joint ventures with third parties. These subsidiaries will allow the Company to provide an additional range of energy-related products and services, investment, marketing and gas storage opportunities. CNE Energy has formed a joint venture with Delmarva Power & Light Company's bulk energy group to sell natural gas, electricity, fuel oil and other services in New York and New England.

To the extent that the natural gas industry continues to deregulate, this joint venture, called Conectiv/CNE Energy Services, L.L.C., plans to expand into deregulated markets in New York and New England. CNE Development is a member of East Coast Natural Gas Cooperative, L.L.C. which is an alliance of seven natural gas distribution companies that share resources, purchase natural gas collectively and take advantage of marketing and storage optimization opportunities. CNE Venture focuses on investing in technology companies and has become a limited partner in a venture capital fund, Nth Power Technologies Fund I.

  Additionally, Southern has announced it will construct the distribution facilities needed to transport natural gas from a gate station in Stratford, Connecticut to a new electric generating plant located approximately ten miles away at the site of United Illuminating Company's Bridgeport Harbor Station. Once the necessary DPUC approval is received and the project is completed, the gas turbine plant will be the largest nonnuclear generating plant in Connecticut and will have the capacity to provide enough electricity to service up to 260,000 homes. Southern has also entered into an agreement with Yale University to supply natural gas to Yale University's 13.5 megawatt co-generation facility which has recently been converted to gas fired boilers.

                         RECENT FINANCIAL INFORMATION

  The Company's consolidated results of operations for the fiscal years ended September 30, 1997 (unaudited) and 1996 (audited) are summarized below (dollars in thousands, except per share data):

                                                FISCAL YEAR ENDED SEPTEMBER 30,
                                                -------------------------------
                                                     1997            1996
                                                --------------- ---------------
Operating Revenues............................. $       252,008 $       261,093
Gross Margin................................... $       119,336 $       119,465
Net Income..................................... $        16,441 $        15,165
Net Income Per Share........................... $          1.81 $          1.70
Weighted Average Shares........................       9,095,521       8,924,299

  Results for the fiscal year ending September 30, 1997 reflect an increase in earnings per share of 6.5% over fiscal 1996. Net income also reached $16.4 million, more than 8% higher than fiscal 1996.

  The increased earnings per share and income growth in fiscal 1997 resulted from Southern's higher firm margins earned, lower operations and maintenance expenses, lower gross earnings and property taxes and lower other interest expense. Lower interruptible margins and higher costs for depreciation, income taxes and long-term debt interest partially offset the factors contributing to increased earnings per share and income growth. In addition to Southern's contribution to earnings and income, the Company's unregulated subsidiaries also contributed modestly to income growth in fiscal 1997.

  During fiscal 1997, Southern added over 2,600 new residential heating customers, an increase of 42% over fiscal 1996 additions. Firm margins increased to record levels although the volumes of gas sold and transported to firm customers were lower in fiscal 1997 principally due to warmer weather. Southern has a Weather Normalization Adjustment ("WNA") mechanism. Because weather was 4% warmer than normal in fiscal 1997, firm margins were enhanced by nearly $2.3 million due to collection through the WNA. Increased off-system sales and off-system transportation activity also added to margins earned.

  Operations expense decreased by 2% in fiscal 1997 due to lower costs for labor, pensions, postretirement health care and regulatory commissions expense, increased rates for customer service, and lower insurance reserves. This decrease marks the third consecutive year that these expenses have declined.

  Some of the factors offsetting income growth for the Company in fiscal 1997 were lower margins retained as a result of Southern's interruptible sales. Southern's depreciation expense increased in fiscal 1997 due to additions to plant in service. Federal and state income taxes for the Company increased approximately 17% in fiscal 1997 primarily due to higher pre-tax income.

                                USE OF PROCEEDS

  The Company intends to use the proceeds of the offering to reduce short-term overnight debt incurred from time to time by Southern in connection with its capital expenditure program and for other corporate purposes, including investments in the Company's unregulated subsidiaries. At September 30, 1997, Southern's outstanding short-term debt totaled $31,400,000 and had a weighted average annual interest rate of 6.61%. It is anticipated that in excess of ninety percent (90%) of the proceeds will be used to reduce short-term debt.

                         CAPITAL EXPENDITURES PROGRAM

  Southern's capital expenditures totaled approximately $25,200,000 in fiscal 1996, approximately 77% of which was funded by cash flow provided by operations. Southern's capital expenditures in fiscal 1997 were approximately $28,000,000. Over the fiscal 1998-2002 period, Southern estimates that total capital expenditures will range between $110,000,000 and $130,000,000. Additionally, Southern has long-term debt maturities of $6,473,000 from fiscal 1998 through 2002. The Company intends to continue to finance a significant portion of Southern's capital requirements and financing obligations with internally generated funds. The remainder of such expenditures will be financed through external sources, including the issuance of securities and additional borrowings.

                                 RATE MATTERS

  Southern is regulated as to rates and other matters by the Connecticut Department of Public Utility Control ("DPUC"). On August 19, 1997, the DPUC initiated a generic docket to investigate issues associated with the unbundling of natural gas firm and interruptible sales and transportation services by local distribution companies ("LDCs") in Connecticut, including Southern. The DPUC intends to conduct this proceeding in two phases. The first phase will address issues relating to firm and interruptible transportation service provided by LDCs. Depending on the findings in this phase, the DPUC may reopen a particular LDC's last rate case to consider any proposed changes to its respective tariffs and rates. The second phase of this proceeding will investigate such issues as residential unbundling, codes of conduct for LDCs and marketers, and public policy issues.

  Southern, in accordance with Connecticut statutes, will undergo a periodic review of rates and services by the DPUC commencing in or after December 1997 if it does not file for a rate increase. A periodic review entails a complete review by the DPUC of Southern's financial and operating records. Public hearings would be held to determine whether the current rates are unreasonably discriminatory or more or less than just, reasonable and adequate. If Southern determines that a rate increase is required, a general rate case will be filed in lieu of a rate review.

                    COMMON STOCK PRICE RANGE AND DIVIDENDS

  The following table shows the quarterly high and low price range of the Company's Common Stock as reported on the New York Stock Exchange and the quarterly dividends paid per share of Common Stock.

                                                      PRICE
                                                    --------------      CASH
                                                    HIGH      LOW     DIVIDENDS
                                                    ----      ----    ---------
   1995 QUARTER ENDED
     December 31, 1994............................. $ 22      $18 5/8  $0.325
     March 31, 1995................................ $20 1/4   $18 1/2  $0.325
     June 30, 1995................................. $20 5/8   $18 5/8  $0.325
     September 30, 1995............................ $20 1/2   $18 7/8  $0.325
   1996 QUARTER ENDED
     December 31, 1995............................. $22 1/2    $19     $0.325
     March 31, 1996................................ $22 1/4   $18 5/8  $0.325
     June 30, 1996................................. $20 7/8   $18 7/8  $ 0.33
     September 30, 1996............................ $20 3/8    $19     $ 0.33
   1997 QUARTER ENDED
     December 31, 1996............................. $22 1/4   $19 7/8  $ 0.33
     March 31, 1997................................ $24 3/8    $21     $ 0.33
     June 30, 1997................................. $24 1/4   $22 1/4  $ 0.33
     September 30, 1997............................ $24 15/16 $22 3/8  $ 0.33
     October 1, 1997 through November 3, 1997......  $25      $22 3/4

  As of September 30, 1997, the Company and its predecessors have paid 351 consecutive quarterly cash dividends. Cash dividends have been paid since 1850, one of the longest consecutive dividend payment records of any company listed on the New York Stock Exchange. The Company currently expects that dividends will continue to be paid in the future. See "Description of Common Stock--Dividend Rights" on page 5 of the accompanying Prospectus.

  The last reported sale price of the Common Stock on November 3, 1997 on the New York Stock Exchange was $24 3/8. The approximate number of shareholders of record of the Company's Common Stock as of November 3, 1997 was 10,434. The book value of the Common Stock on September 30, 1997 was $15.76 per share.

  The Company's bank credit agreements contain provisions requiring maintenance of a minimum net worth. Under these provisions, at September 30, 1997, approximately $29,632,904 was available for dividends on the Common Stock.

                          FORWARD-LOOKING STATEMENTS

  Statements contained in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus which are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements including, among others, the following: (i) the effects of weather and other natural phenomenon; (ii) the Company's ability to successfully implement internal performance goals; (iii) the effects of state and federal regulation; (iv) performance issues with key natural gas suppliers; (v) the capital-intensive nature of the Company's business; (vi) the economic climate and growth in the geographic areas in which the Company does business; (vii) the timing and extent of changes in commodity prices for natural gas, electricity and crude oil; (viii) the nature, availability and projected profitability of potential projects and other investments available to the Company; (ix) conditions of the capital markets and equity markets;

(x) the other factors discussed under the headings "Rate Matters", "The Company--Recent Developments" and "Common Stock Price Range and Dividends" herein and "Risk Factors" in the accompanying Prospectus, and other risks and uncertainties discussed in the Company's reports filed with the Securities and Exchange Commission, including its 1996 Form 10-K, Quarterly Reports on Form 10-Q for the three quarters of the Company's 1997 fiscal year, and Current Reports on Form 8-K filed with the Commission on July 10, 1997 and September 10, 1997. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase, the respective number of shares of Common Stock set forth opposite its name below. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock if any are purchased.

                                                                        NUMBER
     UNDERWRITER                                                       OF SHARES
     -----------                                                       ---------
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated.....................................................
Morgan Stanley & Co. Incorporated.....................................
                                                                        -------
     Total............................................................  900,000
                                                                        =======

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and
to certain dealers at such price less a concession not in excess of $    per
share. The Underwriters may allow, and such dealers may reallow, a discount
not in excess of $    per share to certain other dealers. After the initial
public offering, the public offering price, concession and discount may be changed.

  The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 135,000 Additional Shares solely for the purpose of covering overallotments, if any, at the price to public less the underwriting discount set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise this option, each Underwriter will be severally committed, subject to certain conditions, to purchase an additional number of shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the table above.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933 or contribute to payments the Underwriters may be required to make in respect thereof.

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the

Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

PROSPECTUS

             [LOGO OF CONNECTICUT ENERGY CORPORATION APPEARS HERE]

                        CONNECTICUT ENERGY CORPORATION

                                 COMMON STOCK

                          (PAR VALUE $1.00 PER SHARE)

  Connecticut Energy Corporation (the "Company") may offer and sell from time to time up to 1,750,000 shares of its Common Stock, par value $1.00 per share (the "Common Stock"), in one or more issuances at prices and on terms to be determined at the time of sale. The number of shares being sold, the purchase price, the initial public offering price, the proceeds to the Company, and the other terms of the offering of such shares of Common Stock will be set forth in an accompanying supplement to this Prospectus (each a "Prospectus Supplement") to be delivered at the time of any such offering.

  The Common Stock of the Company is listed for trading on the New York Stock Exchange under the symbol "CNE." The shares of Common Stock offered hereby will be listed, subject to notice of issuance, on such exchange.

                               ----------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The shares of Common Stock offered hereby may be sold directly by the Company or through agents, underwriters or dealers designated from time to time. If any agents of the Company or any underwriters are involved in the sale of shares of Common Stock in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable discounts or commissions with respect to such shares of Common Stock will also be set forth in a Prospectus Supplement.

              THE DATE OF THIS PROSPECTUS IS SEPTEMBER 26, 1997.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (hereinafter, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), of which this Prospectus is a part, with respect to the Common Stock offered hereby. Reference is made to such Registration Statement for further information with respect to the Company and the Common Stock offered hereby. In addition, certain information contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more documents incorporated by reference in the Registration Statement. Accordingly, the information contained herein is qualified in its entirety by reference to the Registration Statement and such documents and should be read in conjunction therewith. Copies of the Registration Statement may be inspected without charge at offices of the Commission, and copies of all or any portion thereof may be obtained from the Commission upon payment of the prescribed fee.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding reporting companies under the Exchange Act. The address of such Internet Web site is http://www.sec.gov. Such reports, proxy statements and other information may also be inspected at the office of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, and the Company's Current Report on Form 8-K dated September 10, 1997, filed by the Company with the Commission pursuant to the 1934 Act, are hereby incorporated in this Prospectus by reference. The Company's Current Report on Form 8-K, filed with the Commission on July 10, 1997, contains a complete description of the Company's Common Stock and is hereby incorporated in this Prospectus by reference.

  All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently incorporated document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO CAROL A. FOREST, VICE PRESIDENT, FINANCE, CHIEF FINANCIAL OFFICER AND TREASURER, CONNECTICUT ENERGY CORPORATION, 855 MAIN STREET, BRIDGEPORT, CONNECTICUT 06604 (TELEPHONE: 800-760-7776).

                              PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

                                 THE COMPANY

  The Company is a public utility holding company whose principal subsidiary, The Southern Connecticut Gas Company ("Southern"), is engaged in the retail distribution of natural gas for residential, commercial and industrial uses. Southern serves approximately 156,000 customers in parts of New Haven, Fairfield and Middlesex Counties in Connecticut. Southern's service area includes two of Connecticut's largest cities, Bridgeport and New Haven, a concentration of residential communities and a large number of commercial businesses and service industries.

                               THE REGISTRATION

Securities Registered.......  1,750,000 Shares of Common Stock, par value $1 per share
Common Shares Outstanding if
 all the Common Stock is
 issued.....................  Approximately 10,876,937 shares
Proposed Listing............  New York Stock Exchange (Symbol: "CNE")
Price Range of Company's
 Common Stock (January 1,
 1996 through April 1,
 1997)......................  $18 5/8 to $24 3/8
Current Annual Dividend
 Rate.......................  $1.32
Use of Proceeds.............  To reduce short-term debt incurred primarily in connection with Southern's capital expenditures
                              program and for other corporate purposes.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              FISCAL YEAR ENDED SEPTEMBER 30,
                        TWELVE MONTHS ENDED -----------------------------------
                         DECEMBER 31, 1996    1996     1995     1994     1993
                        ------------------- -------- -------- -------- --------
                            (UNAUDITED)
INCOME STATEMENT DATA:
  Operating Revenues...      $266,191       $261,093 $232,093 $240,873 $212,762
  Operating Income.....        29,422         28,664   26,886   25,012   23,125
  Net Income...........        15,545         15,165   14,060   12,843   11,053
  Net Income Per
   Share...............          1.73           1.70     1.60     1.58     1.50
  Dividends Per Share..         1.315           1.31     1.30     1.29     1.28

                                                              DECEMBER 31, 1996
                                                             -------------------
                                                              AMOUNT  PERCENTAGE
                                                             -------- ----------
                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Long-Term Debt............................................ $138,727    49.59%
  Common Shareholders' Equity...............................  141,011    50.41%
                                                             --------   ------
    Total Capitalization.................................... $279,738   100.00%
                                                             ========   ======
    Total Short-Term Debt................................... $ 37,695
  Net Utility Plant and Other Property...................... $262,555
    Total Assets............................................ $432,914

                                  THE COMPANY

  The Company is a public utility holding company whose principal wholly owned subsidiary, Southern, is primarily engaged in the retail distribution of natural gas for residential, commercial and industrial uses.

  The Company was incorporated in Connecticut in 1979, and its principal executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604 (Telephone: 800-760-7776). The Company is subject to the provisions of the Public Utility Holding Company Act of 1935 but claims an exemption from all provisions thereof except Section 9(a)(2). Southern's predecessor companies, New Haven Gas Company and The Bridgeport Gas Light Company, were originally incorporated in Connecticut in 1847 and 1849, respectively. The Company has in the past engaged, and may in the future from time to time engage, in discussions regarding possible mergers with or acquisitions of companies involved in gas distribution or other business activities. The Company is not currently engaged in any such discussions.

  Southern, a Connecticut public service company, serves approximately 156,000 customers in Connecticut, primarily in twenty-two towns, including Bridgeport and New Haven, in an area along the southern Connecticut coast from Westport to Old Saybrook. Southern is also authorized to lay mains and sell gas in an additional ten towns in its service area but does not currently provide any service to these towns.

  Southern's operating revenue breakdown for the year ended December 31, 1996 was 58.2% residential, 20.6% commercial, 5.9% industrial, 0.8% firm transportation, 13.7% interruptible, transportation and special contract and 0.8% other. Southern is regulated as to rates and other matters by the Connecticut Department of Public Utility Control.

                                 RISK FACTORS

  The natural gas industry is subject to numerous regulations and uncertainties, many of which affect the Company in varying degrees. Industry issues which have affected or may affect the Company from time to time include the following: uncertainty in achieving an adequate return on invested capital due to inflation; difficulty in obtaining rate increases from regulatory authorities in adequate amounts and on a timely basis; attrition in earnings produced by the combination of increasing expenses and the costs of new capital which may exceed allowed rates of return; the availability of pipeline transportation capacity necessary to secure supplies of gas; volatility in the price of natural gas; competition with alternative sources of energy; competition with other gas sources for industrial customers; increasing energy conservation by customers; new business and operational requirements for gas supply resulting from changes in federal regulation of interstate pipelines; increases in construction and operating costs; environmental regulations; and uncertainty in the projected rate of growth of customers' energy requirements.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock being offered hereby will be contributed to Southern and used primarily to reduce short-term debt incurred from time to time by Southern in connection with its capital expenditure program. At June 30, 1997, Southern's outstanding short-term debt totalled $19,300,000 and had a weighted average annual interest rate of 6.4%. The Company may also use a portion of the proceeds for other corporate purposes, including investments in unregulated subsidiaries.

                         CAPITAL EXPENDITURES PROGRAM

  Southern's capital expenditures totaled approximately $25,200,000 in fiscal 1996, a significant portion of which was funded by cash flow provided by operations. Construction expenditures in fiscal 1997 are estimated at $23,600,000, approximately 24% of which will be used for additions to Southern's utility plant to serve new customers and the balance of which will be used to maintain and improve existing facilities. Over the fiscal 1997-2001 period, Southern estimates that total capital expenditures will range between $110,000,000 and $130,000,000. Additionally, Southern has long-term debt maturities of $6,613,000 from fiscal 1997 through 2001. The Company intends to continue to finance a significant portion of Southern's capital requirements and financing obligations with internally generated funds. The remainder of such expenditures will be financed through external sources, including the issuance of securities and additional borrowings.

                          DESCRIPTION OF COMMON STOCK

  The outstanding Common Stock of the Company is, and the Common Stock offered hereby when issued and paid for will be, fully paid and non-assessable. The following summary description of certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Company's Certificate") does not purport to be complete and is qualified in its entirety by reference to said provisions.

  The Company's Certificate authorizes 20,000,000 shares of Common Stock having a par value of $1 per share, with 9,126,937 shares issued and outstanding on April 1, 1997. The Company's Certificate also authorizes a class of 1,000,000 shares of preference stock having a par value of $1 per share. The Board of Directors is authorized to issue shares of the Company's Common Stock and preference stock from time to time, without common shareholder approval. To date, no shares of preference stock have been issued.

DIVIDEND RIGHTS

  The Company is a holding company and a legal entity distinct from its subsidiaries. The right of the Company and its shareholders to participate in any distribution of the assets or earnings of any subsidiary

(including Southern) is subject to the prior claims of creditors and preferred shareholders of such subsidiary, except to the extent that claims of the Company in its capacity as a creditor of any subsidiary may be recognized.

  Subject to the preferential rights of the Company's preference stock, if any should be issued, dividends may be declared on the Common Stock out of the funds legally available therefor. The major source of funds for payment of the Company's dividends is dividends received on the shares of Southern's Common Stock, all of which is owned by the Company. Southern's indenture relating to long-term debt contains restrictions as to the declaration or payment of cash dividends on, or the reacquisition of, capital stock. Under the most restrictive of such provisions, $28,022,991 of Southern's retained earnings at December 31, 1996 were available for such purposes. The Company's receipt of dividends from Southern is subject to action by Southern's Board of Directors. In addition, Southern's Certificate of Incorporation authorizes the issuance of preference stock, but none has been issued.

VOTING RIGHTS

  Each holder of the Common Stock is entitled to one vote for each share held of record on the books of the Company. Shareholders do not have cumulative voting rights with respect to the election of directors.

LIQUIDATION AND PREEMPTIVE RIGHTS

  After satisfaction of the preferential liquidation rights of the Company's preference stock, if any should be issued, the holders of the Common Stock are entitled to share ratably in the distribution of all remaining assets.

  The holders of the Common Stock have no preemptive rights.

PROVISIONS RELATING TO CHANGE IN CONTROL

  The Company's Certificate and By-Laws contain provisions which could have the effect of delaying, deferring or preventing a change in control of the Company. Some of these provisions operate only with respect to an extraordinary corporate transaction involving the Company, such as a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation. Provisions relating to the Company's Board of Directors (1) divide the Board of Directors into three classes of directors, as nearly equal in number as possible, serving for staggered three-year terms,
(2) provide that directors can only be removed for cause (as defined in the Company's Certificate) upon the affirmative vote of (i) the Board of Directors acting by not less than a majority of directorships or (ii) 80% of the combined voting power of the then outstanding shares of all classes and series of the Company's stock entitled to vote generally in the election of directors ("Voting Stock"), voting as a single class, (3) provide that vacancies on the Board of Directors may only be filled by the affirmative vote of the majority of the Board of Directors then in office, even though less than a quorum of the Board, (4) require that written notice be given to the Board of Directors of a shareholder's intention to nominate a director at least 90 days in advance of an annual meeting of shareholders or, in the case of a special shareholders' meeting, not later than the close of business on the seventh day following the date on which notice of such meeting was first given to shareholders, (5) require that a special shareholders' meeting shall only be called by the affirmative vote of a majority of the Board of Directors, or by the President or Chairman, unless otherwise required by law, (6) require that, unless otherwise voted by the Board of Directors, notice shall be given to shareholders at least 30 days in advance of any special shareholders' meeting,
(7) provide that shareholder action may only be taken at a meeting unless the unanimous written consent of shareholders is obtained, (8) confirm that the Board of Directors may consider, in exercising its judgment on any decision, the impact of its decisions upon employees, customers and communities served by Southern and Southern's ability to carry out its duties as a public service company, (9) provide that, when recommended by two-thirds of the Disinterested Directors (as defined in the Company's Certificate), the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of the Voting Stock, voting as a single class, and the additional vote of a majority of the Disinterested Shareholders (as defined in the Company's Certificate), voting as a single class, shall be required to amend, repeal or adopt provisions inconsistent with certain Articles of the Company's Certificate concerning the vote of shareholders needed to approve certain business transactions and to approve certain amendments to the Company's Certificate, and (10) provide that the By-Laws may be adopted, repealed or amended only upon the affirmative vote of (i) 80% of the combined voting power of the then outstanding shares of Voting Stock, voting as a single class, or (ii) the Board of Directors acting by not less than the majority of the entire Board.

  The Company's Certificate contains provisions designed to ensure that under certain circumstances all shareholders receive a minimum price in the event of a merger or certain other business combinations initiated by a holder of at least 10% of the Voting Stock of the Company ("Interested Shareholder"). Under these provisions, a business combination with an Interested Shareholder must be approved by the holders of 80% of the voting power of the then outstanding shares of Voting Stock, voting as a single class, and also by the holders of a majority of such voting power not held by the Interested Shareholder unless
(i) such business combination shall have been approved by a majority of the members of the Board who were directors before the purchaser became an Interested Shareholder ("Disinterested Directors") and the Interested Shareholder acquired his status as an Interested Shareholder in a manner substantially consistent with an agreement or understanding approved by the Board of Directors prior to the time such Interested Shareholder became an Interested Shareholder, (ii) in the case of some business combinations, approval is voted by a majority of Disinterested Directors, or (iii) certain minimum price and procedural requirements are met. Under some circumstances, when approval of the Disinterested Directors has been obtained, an amendment to the Company's Certificate would require the approval of only a majority of the voting power of the Voting Stock. In the case of a merger, consolidation or sale of all or substantially all of the Company's assets approved by the Disinterested Directors, the Connecticut Business Corporation Act (the "CBCA") requires the vote of the holders of two-thirds of the voting power of the Voting Stock. The CBCA includes provisions regulating the minimum price to be paid to shareholders in certain business combinations. Such provisions of the CBCA may supersede the provisions of the Company's Certificate relating to such business combinations. If the provisions of the CBCA apply, and subject to the exemptions contained therein, a business combination must first be approved by the Board of Directors and then be approved by the affirmative vote of at least (1) the holders of 80% of the voting power of the outstanding shares of the Voting Stock of the Company and (2) the holders of two-thirds of the voting power of the outstanding shares of the Voting Stock of the Company other than Voting Stock held by the interested shareholder who is, or whose affiliate or associate is, a party to the business combination or held by an affiliate or associate of the interested shareholder. The above vote required by the CBCA does not apply, among other things, to a business combination (1) in which the minimum price conditions of the CBCA and certain procedural requirements have been satisfied, or (2) with an interested shareholder which has been approved by a resolution of the Board of Directors prior to the time that the interested shareholder became an interested shareholder. The CBCA defines an interested shareholder as the beneficial owner of 10% or more of the voting power of the outstanding shares of voting stock of the Company.

  In addition, the CBCA states that no resident domestic corporation shall engage in any business combination with an interested shareholder of such resident domestic corporation for a period of five years following such interested shareholder's stock acquisition date unless such business combination or the purchase of stock made by such interested shareholder on such interested shareholder's stock acquisition date is approved by the Board of Directors of such resident domestic corporation and by a majority of the nonemployee directors, of which there shall be at least two, prior to such interested shareholder's stock acquisition date. For the purposes of that provision of the CBCA, "interested shareholder" means any person, other than such resident domestic corporation or any subsidiary of such resident domestic corporation, that (A) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of such resident domestic corporation, or (B) is an affiliate or associate of such resident domestic corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of such resident domestic corporation.

SPECIAL REDEMPTION OF BONDS RELATING TO CHANGE IN CONTROL

  Bond purchase agreements with holders of first mortgage bonds issued by Southern in the aggregate principal amount of $114,982,000 contain provisions that require Southern, if requested by such bondholders, to redeem all of such bonds in the event of a change in control of Southern. Such special redemption shall be made not less than 15 days nor more than 45 days after receiving a request from the bondholder for redemption of its bonds. Such request must be made not later than 45 days after the change in control has taken place. A change in control occurs when any person or group of related persons (other than the Company) (i) has beneficial ownership of a majority in interest of Southern's outstanding voting stock or (ii) acquires all or substantially all of Southern's assets. Neither of such events shall be deemed to be a change in control if Southern shall have merged or sold all or substantially all of its assets in compliance with and as permitted by Southern's current bond indenture and, after either of such events, no person or group of related persons shall have beneficial ownership of a majority in interest of the outstanding voting stock of the successor corporation.

  If a special redemption occurs, the special redemption price shall equal the sum of the respective Payment Values of each prospective Interest Payment and Principal Payment, as such terms are defined in the bond purchase agreements. The existence of the special redemption provisions may act as a deterrent to a person desiring to take control of the Company as it could require the refinancing of a substantial portion of Southern's long-term debt.

GENERAL

  The Company's Common Stock is listed, and the Common Stock offered hereby will be listed, on the NYSE under the symbol "CNE."

  Boston EquiServe is the registrar and transfer agent for the Company's Common Stock.

  The Company's Certificate contains a provision pursuant to which the personal liability of a director of the Company to the Company or its shareholders for monetary damages for breach of duty as a director shall be limited to the compensation received by the director for serving the Company as a director during the year of the violation if such breach did not (a) involve a knowing and culpable violation of law by the director, (b) enable the director or an associate, as defined in subsection (3) of Section 33-374d of the Connecticut Stock Corporation Act ("CSCA"), to receive an improper personal gain, (c) show a lack of good faith and a conscious disregard for the duty of the director to the Company under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the Company, (d) constitute a sustained or unexcused pattern of inattention that amounted to an abdication of the director's duty to the Company, or (e) create liability under Section 33-321 of the CSCA. The CSCA remains applicable for some purposes even though it has been replaced by the CBCA. The provision does not preclude or limit a director's liability for acts or omissions occurring prior to the effective date of the provision.

                             PLAN OF DISTRIBUTION

  The Company may offer the Common Stock offered hereby in any of three ways:
(i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. Any Prospectus Supplement with respect to shares of the Common Stock offered hereby will set forth the terms of the offering and amount of the proceeds to the Company from the sale thereof, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If underwriters are utilized, the Common Stock being sold to them will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to the Common Stock being offered will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and that, in general, the underwriters will be obligated to purchase all of the shares of Common Stock to which such underwriting agreement relates if any is purchased. The Company will agree to indemnify any underwriters against certain civil liabilities, including liabilities under the 1933 Act.

  If a dealer is used in the sale of the Common Stock, the Company would sell such Common Stock to the dealer, as principal. The dealer could then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer involved in a particular offering of Common Stock and any discounts or concessions allowed or reallowed or paid to the dealer will be set forth in the Prospectus Supplement relating to such offering.

  The Common Stock offered hereby may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Common Stock in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

                                LEGAL OPINIONS

  The validity of shares of the Company's Common Stock offered hereby will be passed upon for the Company by Tyler Cooper & Alcorn, LLP, 205 Church Street, New Haven, Connecticut 06510, and for any underwriters, dealers or agents by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004-1490, who will rely on Tyler Cooper & Alcorn, LLP for all matters governed by the laws of the State of Connecticut. Winthrop, Stimson, Putnam & Roberts performs legal work for Southern from time to time.

                                    EXPERTS

  The consolidated financial statements of the Company and its subsidiaries incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

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 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICI-TATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Summary Information........................................................ S-3
Summary Consolidated Financial and Operating Data.......................... S-4
The Company................................................................ S-5
Recent Financial Information............................................... S-6
Use of Proceeds............................................................ S-7
Capital Expenditures Program............................................... S-7
Rate Matters............................................................... S-7
Common Stock Price Range and Dividends..................................... S-8
Forward-Looking Statements................................................. S-8
Underwriting............................................................... S-9

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   3
The Company................................................................   4
Risk Factors...............................................................   5
Use of Proceeds............................................................   5
Capital Expenditures Program...............................................   5
Description of Common Stock................................................   5
Plan of Distribution.......................................................   8
Legal Opinions.............................................................   9
Experts....................................................................   9

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                                900,000 SHARES

             [LOGO OF CONNECTICUT ENERGY CORPORATION APPEARS HERE]

                        CONNECTICUT ENERGY CORPORATION

                                 COMMON STOCK

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                              MERRILL LYNCH & CO.
                          MORGAN STANLEY DEAN WITTER

                               NOVEMBER  , 1997

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